UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

499172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Part II to Schedule 13D/A

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by Rankin Associates IV, L.P., a Delaware limited partnership, that appeared in the Schedule 13D filed by the Reporting Persons on February 14, 2013 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2014 (“Amendment No. 1”), as further amended by Amendment No. 2 filed on February 17, 2015 (“Amendment No. 2”), as further amended by Amendment No. 3 filed on February 16, 2016 (“Amendment No. 3”), as further amended by Amendment No. 4 filed on February 14, 2017 (“Amendment No. 4”), as further amended by Amendment No. 5 filed on February 14, 2018 (“Amendment No. 5”), as further amended by Amendment No. 6 filed on February 14, 2019 (“Amendment No. 6”), as further amended by Amendment No. 7 filed on February 13, 2020 (“Amendment No. 7”), as further amended by Amendment No. 8 filed on February 12, 2021 (“Amendment No. 8”) and as further amended by Amendment No. 9 filed on February 14, 2022 (collectively with the Initial Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the “Filings”). This Amendment No. 10 updates certain information with respect to certain Reporting Persons under the Filings. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Stockholders’ Agreement

Effective December 12, 2022, each of the Issuer and the participating stockholders identified on the signature pages of the Stockholders Agreement, as amended (“Participating Stockholders”), executed and delivered an Amendment to the Stockholders’ Agreement amending the Stockholders’ Agreement to add an additional Participating Stockholder under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 31 and is incorporated herein in its entirety.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Filings is hereby amended by adding the following:

Exhibit 31	Twelfth Amendment to Stockholders’ Agreement, dated as of December 12, 2022, by and among the Issuer, the new Participating Stockholder and the Participating Stockholders (incorporated by reference to Exhibit 41 filed with Amendment No. 11 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 14, 2023, Commission File Number 005-87003).

[Signatures begin on the next page.]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Name: Rankin Associates IV, L.P.

By:	Main Trust of Alfred M. Rankin created under the Agreement dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING PERSONS

/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for 2012 Alison A. Rankin Trust*
Attorney-in-Fact for 2012 Chloe O. Rankin Trust*
Attorney-in-Fact for 2012 Corbin K. Rankin*
Attorney-in-Fact for BTR 2020 GST for Helen R. Butler*
Attorney-in-Fact for BTR 2020 GST for Clara R. Williams*
Attorney-in-Fact for BTR 2020 GST for Matthew M. Rankin*
Attorney-in-Fact for BTR 2020 GST for James T. Rankin*
Attorney-in-Fact for BTR 2020 GST for Thomas P.K. Rankin*
Attorney-in-Fact for BTR 2020 GST for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2020 GST for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2020 GST for Julia R. Kuipers*
Attorney-in-Fact for BTR 2020 GST for Anne F. Rankin*
Attorney-in-Fact for BTR 2020 GST for Elisabeth M. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 22 of the Filings.